FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 33

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006 (Unaudited)
(FROM APRIL 1, 2006 TO JUNE 30, 2006) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006 (Unaudited)

(FROM APRIL 1, 2006 TO JUNE 30, 2006)

CONSOLIDATED

Released on October 16, 2006

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006 (U.S. GAAP, unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the three months ended June 30

	2005	2006	2006
Net sales	¥ 122,499	¥ 145,819	$ 1,265,351
Operating income	9,602	15,034	130,458
Income before provision for income taxes	11,959	14,028	121,729
Net income	8,794	8,849	94,586

Per share data
Net income
－Basic	¥ 61.59	¥ 61.19	$ 0.53
－Diluted	¥ 59.17	¥ 59.45	$ 0.52

  CONSOLIDATED BALANCE SHEETS

	2006
	March 31	June 30	June 30
Current assets	¥ 311,547	¥ 305,804	$ 2,653,627
Investments	24,196	23,110	200,538
Property, plant, equipment and others	230,227	234,256	2,032,767
Total assets	565,970	563,170	4,886,932

Current liabilities	186,130	180,461	1,565,958
Long-term liabilities	53,203	52,575	456,222
Total liabilities	239,333	233,036	2,022,180
Minority interest in consolidated subsidiaries	62,978	63,324	549,497
Shareholders’ equity	263,659	266,810	2,315,255
Total liabilities and shareholders’ equity	¥ 565,970	¥ 563,170	$ 4,886,932

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the three monthsended June 30
	2005	2006	2006
Net cash provided by operating activities	¥ 9,792	¥ 16,196	$ 140,542
Net cash used in investing activities	(9,646)	(13,002)	(112,826)
Net cash provided by (used in) financing activities	112	(9,816)	(85,179)
Effect of exchange rate changes on cash and cash equivalents	967	(886)	(7,688)

Net increase (decrease) in cash and cash equivalents	1,225	(7,508)	(65,151)
Cash and cash equivalents at beginning of period	70,111	92,079	799,019

Cash and cash equivalents at end of period	¥ 71,336	¥ 84,571	$ 733,868

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Net Sales

	(Yen in millions) For the three months ended June 30
	2005	2006	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 36,039	¥ 43,849	¥ 7,810	21.7%
Other small precision brushless DC motors	15,692	17,029	1,337	8.5
Small precision brush DC motors	1,879	1,839	(40)	(2.1)
Brushless DC fans	9,135	9,384	249	2.7

Sub-total	62,745	72,101	9,356	14.9
Mid-size motors	9,420	11,672	2,252	23.9
Machinery	16,002	22,166	6,164	38.5
Electronic and optical components	28,806	33,679	4,873	16.9
Others	5,526	6,201	675	12.2

Consolidated total	¥ 122,499	¥ 145,819	¥ 23,320	19.0%

Our net sales increased ¥23,320 million, or 19.0%, from ¥122,499 million for the three months ended June 30, 2005 to ¥145,819 million for the three months ended June 30, 2006. This increase was due to an increase in customer demand in our core business, small precision motors. In addition, the performance of mid-size motor, machinery, and electronic and optical components business made steady overall improvement for the three months ended June 30, 2006, compared to the same period of the previous fiscal year. Our core business, small precision motors, including hard disk drive spindle motors increased ¥9,356 million, or 14.9%, from ¥62,745 million for the three months ended June 30, 2005 to ¥72,101 million for the three months ended June 30, 2006. Net sales of mid-size motors increased ¥2,252 million, or 23.9%, from ¥9,420 million for the three months ended June 30, 2005 to ¥11,672 million for the three months ended June 30, 2006. Net sales of machinery increased ¥6,164 million, or 38.5%, from ¥16,002 million for the three months ended June 30, 2005 to ¥22,166 million for the three months ended June 30, 2006. Net sales of electronic and optical components increased ¥4,873 million, or 16.9%, from ¥28,806 million for the three months ended June 30, 2005 to ¥33,679 million for the three months ended June 30, 2006. Net sales of others increased ¥675 million, or 12.2%, from ¥5,526 million for the three months ended June 30, 2005 to ¥6,201 million for the three months ended June 30, 2006.

Net sales of hard disk drive spindle motors increased ¥7,810 million, or 21.7%, from ¥36,039 million for the three months ended June 30, 2005 to ¥43,849 million for the three months ended June 30, 2006. Sales volume of hard disk drive spindle motors increased by 19.0 % compared to the same period of the previous fiscal year. This increase was primary due to an increase in net sales of 2.5-inch motors.

Net sales of hard disk drive spindle motors accounted for 29.4% of total net sales for the three months ended June 30, 2005 and 30.1% of total net sales for the three months ended June 30, 2006.

Net sales of other small precision brushless DC motors increased ¥1,337 million, or 8.5%, from ¥15,692 million for the three months ended June 30, 2005 to ¥17,029 million for the three months ended June 30, 2006. This increase was primarily due to an increase in sales of brushless DC motors manufactured by certain subsidiaries.

Net sales of other small precision brushless DC motors accounted for 12.8% of total net sales for the three months ended June 30, 2005 and 11.7% of total net sales for the three months ended June 30, 2006.

Net sales of brushless DC fans increased ¥249 million, or 2.7%, from ¥9,135 million for the three months ended June 30, 2005 to ¥9,384 million for the three months ended June 30, 2006.

Net sales of brushless DC fans accounted for 7.5% of total net sales for the three months ended June 30, 2005 and 6.4% of total net sales for the three months ended June 30, 2006.

Net sales of mid-size motors increased ¥2,252 million, or 23.9%, from ¥9,420 million for the three months ended June 30, 2005 to ¥11,672 million for the three months ended June 30, 2006. This increase was primarily due to an increase in net sales of motors for power steering in automobiles and for home appliances. Net sales of motors for home appliances sharply increased compared to the same period of the previous fiscal year.

Net sales of mid-size motors accounted for 7.7% of our total net sales for the three months ended June 30, 2005 and 8.0% of total net sales for the three months ended June 30, 2006.

Net sales of machinery increased ¥6,164 million, or 38.5%, from ¥16,002 million for the three months ended June 30, 2005 to ¥22,166 million for the three months ended June 30, 2006. This increase was due to a sharp increase in net sales of industrial robots manufactured by Nidec Sankyo Corporation. Net sales of machinery manufactured by Nidec-Read Corporation, Nidec-Kyori Corporation and Nidec-Shimpo Corporation increased due to strong demand from capital investment of customers.

Net sales of machinery accounted for 13.1% of our total net sales for the three months ended June 30, 2005 and 15.2% of total net sales for the three months ended June 30, 2006.

Net sales of electronic and optical components increased ¥4,873 million, or 16.9%, from ¥28,806 million for the three months ended June 30, 2005 to ¥33,679 million for the three months ended June 30, 2006. This increase was primarily due to an increase in net sales of shutters for digital cameras and lens units manufactured by Nidec Copal Corporation and certain subsidiaries.

Net sales of electronic and optical components accounted for 23.5% of our total net sales for the three months ended June 30, 2005 and 23.1% of total net sales for the three months ended June 30, 2006.

Net sales of other products increased ¥675 million, or 12.2%, from ¥5,526 million for the three months ended June 30, 2005 to ¥6,201 million for the three months ended June 30, 2006.

This increase was primarily due to an increase in net sales of pivot assemblies manufactured by Nidec Singapore Pte. Ltd.

Net sales of other products accounted for 4.5% of total net sales for the three months ended June 30, 2005 and 4.3% of total net sales for the three months ended June 30, 2006.

Cost of Products Sold

Our cost of products sold increased ¥17,354 million, or 18.3%, from ¥94,602 million for the three months ended June 30, 2005 to ¥111,956 million for the three months ended June 30, 2006. This increase was primarily due to an increase in net sales for the three months ended June 30, 2006. As a percentage of net sales, our cost of products sold decreased from 77.3% for the three months ended June 30, 2005 to76.8% for the three months ended June 30, 2006. This decrease was primarily due to the efficiencies of scale realized by mass production and cost reductions.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased ¥77 million, or 0.7%, from ¥11,293 million for the three months ended June 30, 2005 to ¥11,216 million for the three months ended June 30, 2006. This decrease was primarily due to a decrease in loss on bad debts from the bankruptcy of AgfaPhoto GmbH, amounting to ¥1,059 million, at Nidec Copal Corporation. As a percentage of net sales, our selling, general and administrative expenses decreased from 9.2% for the three months ended June 30, 2005 to 7.7% for the three months ended June 30, 2006.

Research and Development Expenses

Our research and development expenses increased ¥611 million, or 8.7%, from ¥7,002 million for the three months ended June 30, 2005 to ¥7,613 million for the three months ended June 30, 2006. This increase was primarily due to an increase in research and development expenses related to small precision motors, mid-size motors and machinery. As a percentage of net sales, our research and development expenses decreased from 5.7% for the three months ended June 30, 2005 to 5.2% for the three months ended June 30, 2006.

Operating Income

Our operating income increased ¥5,432 million, or 56.6%, from ¥9,602 million for the three months ended June 30, 2005 to ¥15,034 million for the three months ended June 30, 2006. This increase was due to an increase in the operating income of all product segments. As a percentage of net sales, our operating income increased from 7.8% for the three months ended June 30, 2005 to 10.3% for the three months ended June 30, 2006.

Other Income (Expense)

We incurred other expense in the amount of ¥1,006 million for the three months ended June 30, 2006, while we had other income in the amount of ¥2,357 million for the three months ended June 30, 2005.

We incurred foreign exchange loss in the amount of ¥944 million for the three months ended June 30, 2006, while we had foreign exchange gain in the amount of ¥2,224 million for the three months ended June 30, 2005. The exchange rate was ¥110.62 per U.S. dollar as of June 30, 2005 and ¥107.39 per U.S. dollar as of March 31, 2005 increasing to ¥115.24 per U.S. dollar as of June 30, 2006 and ¥117.47 per U.S. dollar as of March 31, 2006.

Interest expense increased ¥320 million from ¥166 million for the three months ended June 30, 2005 to ¥486 million for the three months ended June 30, 2006.

This increase was primarily due to an increase in short-term borrowing compared to the same period of the previous fiscal year and a rise in interest rates.

Income before Provision for Income Taxes

As a result of the foregoing, our income before provision for income taxes increased ¥2,069 million, or 17.3%, from ¥11,959 million for the three months ended June 30, 2005 to ¥14,028 million for the three months ended June 30, 2006.

Provision for Income Taxes

Our provision for income taxes increased ¥784 million, or 33.4%, from ¥2,344 million for the three months ended June 30, 2005 to ¥3,128 million for the three months ended June 30, 2006. The estimated effective income tax rate for the three months ended June 30, 2006 was higher compared to the estimated effective income tax rate for the three months ended June 30, 2005. This was mainly due to decreases in rates of valuation allowance and tax benefit in foreign subsidiaries because the ratio of the increase in estimated income before provision for income taxes was higher than that of the increase in each item.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries increased ¥1,236 million, or 151.3%, from ¥817 million for the three months ended June 30, 2005 to ¥2,053 million for the three months ended June 30, 2006. This increase was primarily due to an increase in income of group companies such as Nidec Copal Corporation and its certain subsidiaries Nidec Sankyo Corporation and its certain subsidiaries.

Equity in Net Income of Affiliated Companies

We had equity in net income of affiliated companies in the amount of ¥2 million for the three months ended June 30, 2006, while we incurred equity in net loss of affiliated companies in the amount of ¥4 million for the three months ended June 30, 2005.

Net Income

As a result of the foregoing, our net income increased ¥55 million, or 0.6%, from ¥8,794 million for the three months ended June 30, 2005 to ¥8,849 million for the three months ended June 30, 2006.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have fourteen reportable operating segments on which we report in our consolidated financial statements. These reportable operating segments are legal entities. One of them is Nidec Corporation, while the others are Nidec’s thirteen consolidated subsidiaries: Nidec Electronics (Thailand) Co., Ltd., Nidec (Zhejiang) Corporation, Nidec (Dalian) Limited, Nidec Singapore Pte. Ltd., Nidec (H.K.) Co., Ltd., Nidec Philippines Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation, and Nidec Nissin Corporation. For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Sankyo Corporation, Nidec Copal Corporation, Nidec Tosok Corporation, Nidec Copal Electronics Corporation, Nidec Shibaura Corporation, Nidec-Shimpo Corporation and Nidec Nissin Corporation apply Japanese GAAP. Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles. Nidec (Zhejiang) Corporation and Nidec (Dalian) Limited apply Chinese accounting principles. Nidec Singapore Pte. Ltd. applies Singaporean accounting principles. Nidec (H.K.) Co., Ltd. applies Hong Kong accounting principles, and Nidec Philippines Corporation applies Philippine accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended June 30, 2005 and 2006. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended June 30, 2005 and 2006:

	Three months ended June 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 16,377	¥ 20,076	$ 174,210
Intersegment revenues	23,984	22,885	198,586

Sub total	40,361	42,961	372,796
Nidec Electronics (Thailand)
External revenues	9,999	13,313	115,524
Intersegment revenues	6,970	5,661	49,124

Sub total	¥ 16,969	¥ 18,974	$ 164,648

	Three months ended June 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec (Zhejiang)
External revenues	3,509	3,497	$ 30,345
Intersegment revenues	767	1,216	10,552

Sub total	4,276	4,713	40,897
Nidec (Dalian)
External revenues	507	929	8,061
Intersegment revenues	11,348	11,128	96,564

Sub total	11,855	12,057	104,625
Nidec Singapore
External revenues	14,456	14,170	122,961
Intersegment revenues	269	13	113

Sub total	14,725	14,183	123,074
Nidec (H.K.)
External revenues	5,363	7,204	62,513
Intersegment revenues	542	1,020	8,851

Sub total	5,905	8,224	71,364
Nidec Philippines
External revenues	71	1,128	9,788
Intersegment revenues	6,539	9,552	82,888

Sub total	6,610	10,680	92,676
Nidec Sankyo
External revenues	15,919	18,406	159,719
Intersegment revenues	4,315	3,493	30,311

Sub total	20,234	21,899	190,030
Nidec Copal
External revenues	9,332	14,449	125,382
Intersegment revenues	1,985	2,366	20,531

Sub total	11,317	16,815	145,913
Nidec Tosok
External revenues	5,309	5,457	47,353
Intersegment revenues	96	129	1,119

Sub total	5,405	5,586	48,472
Nidec Copal Electronics
External revenues	4,990	5,067	43,969
Intersegment revenues	642	761	6,604

Sub total	5,632	5,828	50,573
Nidec Shibaura
External revenues	3,622	4,091	35,500
Intersegment revenues	945	324	2,812

Sub total	4,567	4,415	38,312
Nidec-Shimpo
External revenues	2,480	2,523	21,893
Intersegment revenues	288	609	5,285

Sub total	2,768	3,132	27,178

	Three months ended June 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Nidec Nissin
External revenues	3,102	2,589	22,466
Intersegment revenues	188	193	1,675

Sub total	3,290	2,782	24,141
All Others
External revenues	27,174	32,061	278,213
Intersegment revenues	43,525	48,282	418,966

Sub total	70,699	80,343	697,179
Total
External revenues	122,210	144,960	1,257,897
Intersegment revenues	102,403	107,632	933,981

Adjustments(*)	289	859	7,454
Intrasegments elimination	(102,403)	(107,632)	(933,981)

Consolidated total (net sales)	¥ 122,499	¥ 145,819	$ 1,265,351

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended June 30
	2005	2006	2006
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 1,921	¥ 2,488	$21,590
Nidec Electronics (Thailand)	2,082	2,599	22,553
Nidec (Zhejiang)	32	6	52
Nidec (Dalian)	845	1,012	8,782
Nidec Singapore	216	414	3,593
Nidec (H.K.)	90	82	712
Nidec Philippines	39	693	6,014
Nidec Sankyo	1,648	2,429	21,078
Nidec Copal	212	667	5,788
Nidec Tosok	(254)	348	3,020
Nidec Copal Electronics	905	812	7,046
Nidec Shibaura	(8)	66	573
Nidec-Shimpo	86	261	2,265
Nidec Nissin	194	123	1,067
All Others	2,664	3,553	30,829

Total	10,672	15,553	134,962

Adjustments (*)	(1,070)	(519)	(4,504)

Consolidated total	¥ 9,602	¥ 15,034	$ 130,458

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation increased ¥2,600 million, or 6.4%, from ¥40,361 million for the three months ended June 30, 2005 to ¥42,961 million for the three months ended June 30, 2006. External revenues of Nidec Corporation increased ¥3,699 million, or 22.6%, from ¥16,377 million for the three months ended June 30, 2005 to ¥20,076 million for the three months ended June 30, 2006. This increase resulted primarily from an increase in net sales in our core business, hard disk drive spindle motors, reflecting strong demand in the IT industry and consumer electronics. This also resulted from an increase in sales of hard disk drive spindle motors as a result of a transfer of a large customer from Singapore to China during this period, sales to which were previously made through Nidec Singapore Pte. Ltd., but are now made through direct transactions with Nidec Corporation. Intersegment revenues of Nidec Corporation decreased ¥1,099 million, or 4.6%, from ¥23,984 million for the three months ended June 30, 2005 to ¥22,885 million for the three months ended June 30, 2006. This decrease resulted primarily from a decrease in sales of hard disk drive spindle motors to this large customer through Nidec Singapore Pte. Ltd. Operating profit of Nidec Corporation increased ¥567 million, or 29.5%, from ¥1,921 million for the three months ended June 30, 2005 to ¥2,488 million for the three months ended June 30, 2006. This increase was due primarily to the increase in net sales of hard disk drive spindle motors and in commission fees from subsidiary companies.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased ¥2,005 million, or 11.8%, from ¥16,969 million for the three months ended June 30, 2005 to ¥18,974 million for the three months ended June 30, 2006 due primarily to an increase in sales of hard disk drive spindle motors to main customers. Operating profit increased ¥517 million, or 24.8%, from ¥2,082 million for the three months ended June 30, 2005 to ¥2,599 million for the three months ended June 30, 2006, reflecting volume efficiency due primarily to the large increase in sales.

Net sales of Nidec (Zhejiang) Corporation increased ¥437 million, or 10.2%, from ¥4,276 million for the three months ended June 30, 2005 to ¥4,713 million for the three months ended June 30, 2006. This increase resulted from increased sales of hard disk drive spindle motors during the period, reflecting strong demand. However operating profit decreased ¥26 million from ¥32 million for the three months ended June 30, 2005 to ¥6 million for the three months ended June 30, 2006, due primarily to a delay in shifting to more efficient mass production of our hard disk drive spindle motors and an increased commission fees to Nidec Corporation.

Net sales of Nidec (Dalian) Limited increased ¥202 million, or 1.7%, from ¥11,855 million for the three months ended June 30, 2005 to ¥12,057 million for the three months ended June 30, 2006. This increase was due primarily to an increase in customer strong demand for other small precision brushless DC motors used in DVD drives. Operating profit increased ¥167 million, or 19.8%, from ¥845 million for the three months ended June 30, 2005 to ¥1,012 million for the three months ended June 30, 2006. The major reason for this increase was improvements in production cost efficiency reflecting a more efficient mass production of our other small precision brushless DC motors.

Net sales of Nidec Singapore Pte. Ltd. decreased ¥542 million, or 3.7%, from ¥14,725 million for the three months ended June 30, 2005 to ¥14,183 million for the three months ended June 30, 2006, resulting primarily from a decrease in sales of hard disk drive spindle motors to a main customer, which transferred from Singapore to China during this period. However, operating profit increased ¥198 million, or 91.7%, from ¥216 million for the three months ended June 30, 2005 to ¥414 million for the three months ended June 30, 2006. This was because sales in the profitable manufacturing division increased 21.0%, while sales in the trading division, with lower margins, decreased 16.8%. Sales to the main customer no longer recorded at Nidec Singapore Pte. Ltd., and associated costs, were generally lower margin sales of our trading division, which contributed to the growth in operating profit.

Net sales of Nidec (H.K.) Co., Ltd. increased ¥2,319 million, or 39.3%, from ¥5,905 million for the three months ended June 30, 2005 to ¥8,224 million for the three months ended June 30, 2006. This was due primarily to an increase in sales of hard disk drive spindle motors and small precision brushless DC motors to a few main customers. However, the operating profit of Nidec (H.K.) Co., Ltd. decreased ¥8 million, or 8.9%, from ¥90 million for the three months ended June 30, 2005 to ¥82 million for the three months ended June 30, 2006. This was due to an increase in sales with lower margins and increased selling, general and administrative expenses.

Net sales of Nidec Philippines Corporation increased ¥4,070 million, or 61.6%, from ¥6,610 million for the three months ended June 30, 2005 to ¥10,680 million for the three months ended June 30, 2006. This increase resulted primarily from an increase in sales of hard disk drive spindle motors to our main customer in China through Nidec Corporation. Operating profit increased ¥654 million, or approximately eighteen times, from ¥39 million for the three months ended June 30, 2005 to ¥693 million for the three months ended June 30, 2006. This was due to an increase in sales of high-price and high-margin goods, namely 2.5 inches or smaller hard disk drive spindle motors.

Net sales of Nidec Sankyo Corporation increased ¥1,665 million, or 8.2%, from ¥20,234 million for the three months ended June 30, 2005 to ¥21,899 million for the three months ended June 30, 2006 due to an increase in sales of robot-related products. Operating profit increased ¥781 million, or 47.4%, from ¥1,648 million for the three months ended June 30, 2005 to ¥2,429 million for the three months ended June 30, 2006. The major reason for this increase was the increase in sales of industrial robots and improvements in production cost efficiency.

Net sales of Nidec Copal Corporation increased ¥5,498 million, or 48.6%, from ¥11,317 million for the three months ended June 30, 2005 to ¥16,815 million for the three months ended June 30, 2006. This was due primarily to an increase in sales of shutters and lens units for digital cameras reflecting increased customer demand. Operating profit increased ¥455 million, or 214.6%, from ¥212 million for the three months ended June 30, 2005 to ¥667 million for the three months ended June 30, 2006 due primarily to the increase in sales of shutters and lens units for digital cameras and cost efficiency improvements in production.

Net sales of Nidec Tosok Corporation increased ¥181 million, or 3.3%, from ¥5,405 million for the three months ended June 30, 2005 to ¥5,586 million for the three months ended June 30, 2006. This was due primarily to an increase in sales of semiconductor fabrication equipment, reflecting strong customer demand in the semiconductor industry. Nidec Tosok Corporation had operating loss of ¥254 million for the three months ended June 30, 2005 and operating profit of ¥348 million for the three months ended June 30, 2006 due primarily to the increase in sales of semiconductor fabrication equipment and cost efficiency improvements in production.

Net sales of Nidec Copal Electronics Corporation increased ¥196 million, or 3.5%, from

¥5, 632 million for the three months ended June 30, 2005 to ¥5,828 million for the three months ended June 30, 2006. This increase was primarily due to an increase in sales of trimmer potentiometers, switches and pressure sensors, reflecting an increased demand in the IT industry and the semiconductor fabrication equipment industry. However operating profit decreased ¥93 million, or 10.3%, from ¥905 million for the three months ended June 30, 2005 to ¥812 million for the three months ended June 30, 2006. This resulted primarily from temporary increased expenses incurred in connection with a shift of production to China and an increase in research and development expenses.

Net sales of Nidec Shibaura Corporation decreased ¥152 million, or 3.3%, from ¥4,567 million for the three months ended June 30, 2005 to ¥4,415 million for the three months ended June 30, 2006 due primarily to a decrease in sales of intersegment transactions. Nidec Shibaura Corporation had operating loss of ¥8 million for the three months ended June 30, 2005 and operating profit of ¥66 million for the three months ended June 30, 2006 due primarily to an increase in sales of mid-size motors.

Net sales of Nidec-Shimpo Corporation increased ¥364 million, or 13.2%, from ¥2,768 million for the three months ended June 30, 2005 to ¥3,132 million for the three months ended June 30, 2006. This was due primarily to an increase in sales of power transmission equipment reflecting an increase in customer demand. Operating profit of Nidec-Shimpo Corporation increased ¥175 million, or 203.5%, from ¥86 million for the three months ended June 30, 2005 to ¥261 million for the three months ended June 30, 2006. The increase in operating profit resulted primarily from an increase in sales of power transmission equipment.

Net sales of Nidec Nissin Corporation decreased ¥508 million, or 15.4%, from ¥3,290 million for the three months ended June 30 to ¥2,782 million for the three months ended June 30, 2006. This decrease was primarily due to a decrease in sales of plastic lenses for mobile telephones as a result of a delay in the launch of some new products and decreased customer demand in the office automation equipment industry. Operating profit decreased ¥71 million, or 36.6%, from ¥194 million for the three months ended June 30, 2005 to ¥123 million for the three months ended June 30, 2006. This decrease was primarily due to a decrease in sales of plastic lenses.

Within the All Others segment, net sales increased ¥9,644 million, or 13.6% from ¥70,699 million for the three months ended June 30, 2005 to ¥80,343 million for the three months ended June 30, 2006. This was primarily due to the expansion in sales of Nidec Copal (Thailand) Co., Ltd. and Nidec (Dongguan) Limited. Operating profit increased ¥889 million, or 33.4%, from ¥2,664 million for the three months ended June 30, 2005 to ¥3,553 million for the three months ended June 30, 2006. This was primarily due to increases in sales and profitability of mid-size motors in Nidec Power Motor Corporation and Nidec Shibaura (Zhejiang) Co., Ltd.

Liquidity and Capital Resources

During the three months ended June 30, 2006, our total assets decreased ¥2,800 million, or 0.5%, from ¥565,970 million to ¥563,170 million. This was mainly due to a decrease in cash and cash equivalents of ¥7,508 million as mentioned under “Cash Flows” below. Marketable securities and other securities investments decreased ¥1,338 million due to lower stock prices for securities in our portfolio. On the other hand, property, plant and equipment increased ¥2,251 million mainly due to additional machinery and equipment acquired to meet increased production in overseas companies. Goodwill increased ¥1,454 million as a result of additional investments in subsidiaries, and inventories increased ¥1,109 million based on an increase in production resulting from increased orders in the second quarter.

During the three months ended June 30, 2006, our total liabilities decreased ¥6,297 million, or 2.6%, from ¥239,333 million to ¥233,036 million. This was mainly due to decreases in short-term borrowings of ¥4,279 million and repayments of long-term debt of ¥2,181 million. Other current liabilities also decreased ¥2,084 million mainly due to a decrease in accrued income taxes resulting from payment of income taxes. However, trade notes and accounts payable increased ¥2,934 million due to increased purchases to meet increased production.

During the three months ended June 30, 2006, our working capital, defined as current assets less current liabilities, decreased ¥74 million, or 0.1%, from ¥125,417 million to ¥125,343 million.

During the three months ended June 30, 2006, total shareholders’ equity increased ¥3,151 million, or 1.2%, from ¥263,659 million to ¥266,810 million. This increase was mainly due to an increase in retained earnings of ¥5,957 million offset by dividends paid of ¥2,892 million. On the other hand, foreign currency translation adjustments decreased ¥2,063 million due to appreciation of the yen against other main currencies. As a result, the ratio of stockholders’ equity to total assets increased 0.8% from 46.6% as of March 31, 2006 to 47.4% as of June 30, 2006.

Cash Flows

Net cash provided by operating activities increased ¥6,404 million from ¥9,792 million for the three months ended June 30, 2005 to ¥16,196 million for the three months ended June 30, 2006. This was mainly due to increases in non-cash income statement items of ¥2,072 million such as minority interest in income of consolidated subsidiaries, foreign currency adjustments of ¥2,009 million and other of ¥1,858 million. Other consists of increases in advance received of ¥771 million, and reserve for director’s retirement allowance of ¥876 million that we abolished in the previous fiscal year and it brought about an adverse result this quarter.

Net cash used in investing activities increased ¥3,356 million from ¥9,646 million for the three months ended June 30, 2005 to ¥13,002 million for the three months ended June 30, 2006. This was mainly due to increases in payments for additional investments in subsidiaries of ¥1,929 million and other of ¥2,000 million. The increase in other came from the facts that we had proceeds of other investments and other assets of ¥1,004 million in the previous year despite payments of ¥23 million this quarter, and we also had investments in non-marketable securities of ¥304 million.

Net cash used in financing activities increased ¥9,928 million from a negative ¥112 million for the three months ended June 30, 2005 to ¥9,816 million for the three months ended June 30, 2006. This increase was mainly due to decreases in short-term borrowings of ¥6,997 million and repayments of long-term debt of ¥1,789 million. Dividends paid increased ¥1,111 million from ¥1,781 million to ¥2,892 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents decreased ¥7,508 million from ¥92,079 million as of March 31, 2006 to ¥84,571 million as of June 30, 2006.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands
	2006		June 30,
	March 31	June 30	2006
		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 92,079	¥ 84,571	$ 733,868
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥538 million in March and ¥507 million ($4,400 thousand) in June:
Notes	15,740	16,684	144,776
Accounts	127,998	127,049	1,102,473
Inventories:
Finished goods	25,924	26,894	233,374
Raw materials	14,145	14,383	124,809
Work in progress	16,662	15,732	136,515
Project in progress	893	1,257	10,908
Supplies and other	2,850	3,317	28,783
Other current assets	15,256	15,917	138,121

Total current assets	311,547	305,804	2,653,627

Marketable securities and other securities investments	21,328	19,990	173,464
Investments in and advances to affiliated companies	2,868	3,120	27,074
Property, plant and equipment:
Land	36,088	35,821	310,838
Buildings	89,039	89,243	774,410
Machinery and equipment	210,108	208,329	1,807,784
Construction in progress	8,780	12,053	104,590

	344,015	345,446	2,997,622
Less - Accumulated depreciation	(167,787)	(166,967)	(1,448,863)

	176,228	178,479	1,548,759

Goodwill	44,266	45,720	396,737
Other non-current assets	9,733	10,057	87,271

Total assets	¥ 565,970	¥ 563,170	$ 4,886,932

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands
	2006		June 30,
	March 31	June 30	2006
		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 43,621	¥ 39,342	$ 341,392
Current portion of long-term debt	4,647	2,407	20,887
Trade notes and accounts payable	109,053	111,987	971,772
Other current liabilities	28,809	26,725	231,907

Total current liabilities	186,130	180,461	1,565,958

Long-term liabilities:
Long-term debt	32,134	32,193	279,356
Accrued pension and severance costs	9,704	9,632	83,582
Other long-term liabilities	11,365	10,750	93,284

Total long-term liabilities	53,203	52,575	456,222

Minority interest in consolidated subsidiaries	62,978	63,324	549,497

Contingencies (Note 9)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares in 2006; issued and outstanding: 144,661,292 shares in March and 144,672,29 shares in June	65,649	65,669	569,846
Additional paid-in capital	68,240	68,264	592,364
Retained earnings	126,334	132,291	1,147,961
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(75)	(2,138)	(18,553)
Unrealized gains from securities	3,863	3,082	26,744
Minimum pension liability adjustment	(115)	(115)	(998)
Treasury stock, at cost: 42,110 shares in March and 42,752 shares in June	(237)	(243)	(2,109)

Total shareholders’ equity	263,659	266,810	2,315,255

Total liabilities and shareholders’ equity	¥ 565,970	¥ 563,170	$ 4,886,932

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands
		For the three months ended June 30		For the three months ended June 30,
		2005	2006	2006
	Net sales	¥ 122,499	¥ 145,819	$ 1,265,351

	Operating expenses:
	Cost of products sold	94,602	111,956	971,503
	Selling, general and administrative expenses	11,293	11,216	97,328
	Research and development expenses	7,002	7,613	66,062

		112,897	130,785	1,134,893

	Operating income	9,602	15,034	130,458

	Other income (expense):
	Interest and dividend income	318	562	4,877
	Interest expense	(166)	(486)	(4,217)
	Foreign exchange gain (loss), net	2,224	(944)	(8,192)
	(Loss) gain on derivative instruments, net	(24)	6	52
	Gain from marketable securities, net	31	208	1,805
	Other, net	(26)	(352)	(3,054)

		2,357	(1,006)	(8,729)

	Income before provision for income taxes	11,959	14,028	121,729
	Provision for income taxes	(2,344)	(3,128)	(27,143)

	Income before minority interest and equity in earnings of affiliated companies	9,615	10,900	94,586
	Minority interest in income of consolidated subsidiaries	817	2,053	17,815
	Equity in net losses / (income) of affiliated companies	4	(2)	(17)

	Net income	¥ 8,794	¥ 8,849	$ 76,788

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 61.59	¥ 61.19	$ 0.53
	－ diluted	¥ 59.17	¥ 59.45	$ 0.52
	Cash dividends	¥ 12.50	¥ 20.00	$ 0.17

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total
	Shares	Amount
Balance at March 31, 2006	144,661,292	¥65,649	¥ 68,240	¥126,334	¥3,673	¥(237)	¥263,659
Comprehensive income:
Net income				8,849			8,849
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,063)		(2,063)
Unrealized gains from securities, net of reclassification adjustment					(781)		(781)
Minimum pension liability adjustment					-		-

Total comprehensive income							6,005

Dividends paid				(2,892)			(2,892)
Exercise of stock option	11,000	20	24				44
Purchase of treasury stock						(6)	(6)

Balance at June 30, 2006	144,672,292	¥65,669	¥ 68,264	¥132,291	¥829	¥(243)	¥266,810

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2006	$569,672	$592,156	$1,096,268	$31,872	$(2,057)	$2,287,911
Comprehensive income:
Net income			76,788			76,788
Other comprehensive income (loss):
Foreign currency translation adjustments				(17,902)		(17,902)
Unrealized gains from securities, net of reclassification adjustment				(6,777)		(6,777)
Minimum pension liability adjustment				-		-

Total comprehensive income						52,109

Dividends paid			(25,095)			(25,095)
Exercise of stock option	174	208				382
Purchase of treasury stock					(52)	(52)

Balance at June 30, 2006	$569,846	$592,364	$1,147,961	$7,193	$(2,109)	$2,315,255

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Cash flows from operating activities:
Net income	¥ 8,794	¥ 8,849	$ 76,788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,527	6,363	55,215
Gain from marketable securities, net	(31)	(208)	(1,805)
Loss on sales and disposal of fixed assets	8	191	1,657
Minority interest in income of consolidated subsidiaries	817	2,053	17,815
Equity in net loss (income) of affiliated companies	4	(2)	(17)
Foreign currency adjustments	(1,431)	578	5,016
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(269)	(799)	(6,933)
Increase in inventories	(3,763)	(2,335)	(20,262)
Increase in notes and accounts payable	3,307	4,314	37,435
Decrease in accrued income taxes	(2,592)	(4,087)	(35,465)
Other	(579)	1,279	11,098
Net cash provided by operating activities	9,792	16,196	140,542
Cash flows from investing activities:
Additions to property, plant and equipment	(10,926)	(10,514)	(91,236)
Proceeds from sales of property, plant and equipment	255	88	764
Purchases of marketable securities	(2)	0	0
Proceeds from sales of marketable securities	63	378	3,280
Proceeds from sales of investments in affiliated companies	-	11	95
Payments for additional investments in subsidiaries	(97)	(2,026)	(17,581)
Other	1,061	(939)	(8,148)
Net cash used in investing activities	(9,646)	(13,002)	(112,826)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	3,300	(3,697)	(32,081)
Repayments of long-term debt	(562)	(2,351)	(20,401)
Proceeds from issuance of new shares	96	40	347
Dividends paid	(1,781)	(2,892)	(25,095)
Other	(941)	(916)	(7,949)
Net cash provided by (used in) financing activities	112	(9,816)	(85,179)
Effect of exchange rate changes on cash and cash equivalents	967	(886)	(7,688)
Net increase (decrease) in cash and cash equivalents	1,225	(7,508)	(65,151)
Cash and cash equivalents at beginning of period	70,111	92,079	799,019
Cash and cash equivalents at end of period	¥ 71,336	¥ 84,571	$ 733,868

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the three months ended June 30, 2006 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥115.24= US$1, the approximate current exchange rate at June 30, 2006.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the three months ended June 30, 2005 have been made to conform to the presentation used for the three months ended June 30, 2006.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in business combinations is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment at such time.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142 as of April 1, 2006. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the three months ended June 30, 2006 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2006	¥ 44,266	$ 384,120
Acquired during three months	1,454	12,617

Balance as of June 30, 2006	¥ 45,720	$ 396,737

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Earnings per share:

In a meeting of the Board of Directors held on July 28, 2005, the Company decided to implement a two-for-one stock split (the “Stock Split”). The shares of shareholders listed or recorded on the final shareholders register and the official shareholders register for September 30, 2005 were split two for one. The number of issued shares of record on September 30, 2005 was the number of shares to be split.

Basic and diluted earnings per share as well as the number of shares in the following table retroactively reflect the effect of the two-for-one stock split that became effective on November 18, 2005.

The table below sets forth a reconciliation of the differences between basic and diluted income per share for the three months ended June 30, 2005 and 2006:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted- average shares	Net income per share	Net income per share
For the three months ended June, 30, 2005:
Basic net income per share
Net income available to common shareholders	¥ 8,794	142,782	¥ 61.59
Effect of dilutive securities
Unsecured 0.8% convertible bonds	7	1,318
Zero coupon 0.0% convertible bonds	-	4,469
Securities of a subsidiary	0	-
Stock option	-	185
Diluted net income per share
Net income for computation	¥ 8,801	148,754	¥ 59.16
For the three months ended June, 30, 2006:
Basic net income per share
Net income available to common shareholders	¥ 8,849	144,627	¥ 61.19	$ 0.53
Effect of dilutive securities
Zero coupon 0.0% convertible bonds		4,022
Stock option		197
Diluted net income per share
Net income for computation	¥ 8,849	148,846	¥ 59.45	$ 0.52

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Net revenue	¥ 1,999	¥ 2,477	$ 21,494
Gross profit	¥ 169	¥ 213	$ 1,848
Net income	¥ 13	¥ 54	$ 469

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the three months ended June 30, 2005 and 2006 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Service cost	¥ 212	¥ 203	$ 1,762
Interest cost	76	83	720
Expected return on plan assets	(30)	(37)	(321)
Amortization of unrecognized net actuarial loss	1	(9)	(78)
Amortization of unrecognized prior service cost	(16)	(16)	(139)
Cost for defined contribution plans and others	178	151	1,310
Gains from curtailments and settlements	(30)	-	-

Net periodic pension cost	¥ 391	¥ 375	$ 3,254

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the three months ended June 30, 2005 and 2006. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates are as follows:

	For the three months ended June 30
	2005	2006

Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(14.4)	(13.5)
Tax on undistributed earnings	0.3	0.9
Valuation allowance	(6.6)	(5.3)
Other	(0.7)	(0.8)

Estimated effective income tax rate	19.6%	22.3%

The estimated effective income tax rate for the three months ended June 30, 2006 was higher compared to the estimated effective income tax rate for the three months ended June 30, 2005. This was mainly due to decreases in rates of valuation allowance and tax benefit in foreign subsidiaries because the ratio of the increase in estimated income before provision for income taxes was higher than that of  the increase in each item.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

7. Stock-based compensation:

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, executives and certain employees receive options. The number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options vested at July 1, 2004 and became exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price was determined as ¥7,350 ($63.78) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the grant date.

On November 18, 2005, the Company completed a two-for-one stock split. As a result, the exercise price changed to ¥3,675 ($31.89) per share of common stock. The exercise price is presented by the changed price retroactive to the previous fiscal year in the table below.

	Number of options	Exercise price (per shares)
Balance at March 31, 2003:
Granted	2,967	¥ 3,675	$ 31.89
Exercised	0	3,675	31.89
Canceled	105	3,675	31.89

Balance at March 31, 2004:	2,862	3,675	31.89
Exercised	439	3,675	31.89
Canceled	61	3,675	31.89

Balance at March 31, 2005:	2,362	3,675	31.89
Exercised	606	3,675	31.89
Canceled	0	3,675	31.89

Balance at March 31, 2006:	1,756	3,675	31.89
Exercised	55	3,675	31.89
Canceled	0	3,675	31.89

Balance at June 30, 2006:	1,701	3,675	31.89

The Company uses the intrinsic value based method of accounting for stock compensation as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock was equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of each option granted was ¥3,499 ($30.36) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	As of May, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

8. Comprehensive income:

NIDEC’s total comprehensive income (loss) for the three months ended June 30, 2005 and 2006 was as follows:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Net income	¥ 8,794	¥ 8,849	$ 76,788
Other comprehensive income (loss):
Foreign currency translation adjustments	530	(2,063)	(17,902)
Unrealized gains from securities, net of reclassification adjustment	(130)	(781)	(6,777)
Minimum pension liability adjustment	-	-	-

	400	(2,844)	(24,679)

Total comprehensive income	¥ 9,194	¥ 6,005	$ 52,109

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥596 million ($5,172 thousand) at June 30, 2006.

On April 2002, Nidec’s consolidated subsidiary, Nidec Tosok Corporation, agreed to provide a guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥275 million ($2,386 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam.

In addition, NIDEC has guaranteed approximately ¥321 million ($2,785 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC is required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥596 million ($5,172 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

(1) Enterprise-wide information

The following table provides product information for the three months ended June 30, 2005 and 2006:

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Net sales:
Small precision motors
Hard disc drives spindle motors	¥ 36,039	¥ 43,849	$ 380,502
Other small precision brushless DC motors	15,692	17,029	147,770
Small precision brush DC motors	1,879	1,839	15,958
Brushless DC fans	9,135	9,384	81,430

Sub total	62,745	72,101	625,660
Mid-size motors	9,420	11,672	101,284
Machinery	16,002	22,166	192,346
Electronic and Optical components	28,806	33,679	292,251
Others	5,526	6,201	53,810

Consolidated total	¥ 122,499	¥ 145,819	$ 1,265,351

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles, and Nidec Philippines Corporation, or NCF, applies Philippine accounting principles.

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the fourteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months ended June 30, 2005 and 2006, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
Revenue from external customers:	2005	2006	2006
NCJ	¥ 16,377	¥ 20,076	$ 174,210
NET	9,999	13,313	115,524
NCC	3,509	3,497	30,345
NCD	507	929	8,061
NCS	14,456	14,170	122,961
NCH	5,363	7,204	62,513
NCF	71	1,128	9,788
NSNK	15,919	18,406	159,719
NCPL	9,332	14,449	125,382
NTSC	5,309	5,457	47,353
NCEL	4,990	5,067	43,969
NSBC	3,622	4,091	35,500
NSCJ	2,480	2,523	21,893
NNSN	3,102	2,589	22,466
All Others	27,174	32,061	278,213

Total	122,210	144,960	1,257,897
Consolidated adjustments related to elimination of intercompany transactions via third party	(76)	(88)	(764)
Others *1	365	947	8,218

Consolidated total	¥ 122,499	¥ 145,819	$ 1,265,351

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Revenue from other operating segments:
NCJ	¥ 23,984	¥ 22,885	$ 198,586
NET	6,970	5,661	49,124
NCC	767	1,216	10,552
NCD	11,348	11,128	96,564
NCS	269	13	113
NCH	542	1,020	8,851
NCF	6,539	9,552	82,888
NSNK	4,315	3,493	30,311
NCPL	1,985	2,366	20,531
NTSC	96	129	1,119
NCEL	642	761	6,604
NSBC	945	324	2,812
NSCJ	288	609	5,285
NNSN	188	193	1,675
All Others	43,525	48,282	418,966

Total	102,403	107,632	933,981
Intersegment elimination	(102,403)	(107,632)	(933,981)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended June 30		For the three months ended June 30,
	2005	2006	2006
Segment profit or loss:
NCJ	¥ 1,921	¥ 2,488	$ 21,590
NET	2,082	2,599	22,553
NCC	32	6	52
NCD	845	1,012	8,782
NCS	216	414	3,593
NCH	90	82	712
NCF	39	693	6,014
NSNK	1,648	2,429	21,078
NCPL	212	667	5,788
NTSC	(254)	348	3,020
NCEL	905	812	7,046
NSBC	(8)	66	573
NSCJ	86	261	2,265
NNSN	194	123	1,067
All Others	2,664	3,553	30,829

Total	10,672	15,553	134,962
U.S. GAAP adjustments to accrue pension and severance costs	42	(31)	(269)
Consolidation adjustments mainly related to elimination of intercompany profits	(325)	269	2,334
Reclassification *1	(907)	(199)	(1,727)
Others *2	120	(558)	(4,842)

Consolidated total	¥ 9,602	¥ 15,034	$ 130,458

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes loss caused by allowance for doubtful account for the period ended June 30, 2005 and loss on disposals of fixed assets for the period ended June 30, 2006.

*2 Others mainly includes other U.S. GAAP adjustments.